Exhibit 99.1

GDEV announces results for the first quarter of 2026

May 19, 2026 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”) released its unaudited financial and operational results for the three-month period ended March 31, 2026.

First quarter 2026 financial highlights:

●	Revenue of $99 million increased by 2% year-over-year.
●	Selling and marketing expenses of $37 million decreased by 13% year-over-year.
●	Profit for the period, net of tax, of $17 million in Q1 2026 increased vs. $14 million in Q1 2025.
●	Adjusted EBITDA[1] of $18 million in Q1 2026 increased vs. $16 million in Q1 2025.

First quarter of 2026 financial performance in comparison

US$ million	Q1 2026	Q1 2025	Change (%)
Revenue	99	97	2%
Platform commissions	(20)	(20)	(2)%
Game operation cost	(14)	(14)	1%
Selling and marketing expenses	(37)	(42)	(13)%
General and administrative expenses	(10)	(8)	23%
Profit for the period, net of tax	17	14	22%
Adjusted EBITDA	18	16	15%
Cash flows generated from operating activities	4	6	(27)%

First quarter 2026 financial performance

In the first quarter of 2026, our revenue increased by $2 million (or 2%) year-over-year and amounted to $99 million. The increase was primarily driven by an increase in in-app purchases made by players.

Platform commissions remained stable at $20 million in the first quarter of 2026 vs. 2025.

Game operation costs remained stable at $14 million in the first quarter of 2026 vs. 2025.

Selling and marketing expenses in the first quarter of 2026 decreased by $5 million vs. the same period in 2025, amounting to $37 million. This decrease is driven by our continued focus on improving the efficiency of user acquisition activities. The decrease reflects a more selective approach to performance marketing, prioritizing channels that attract players with higher long-term value over broad-scale campaigns aimed at short-term growth.

General and administrative expenses increased by $2 million in the first quarter of 2026 vs. the same period of prior year and amounted to $10 million primarily due to increase in legal expenses.

As a result of the factors above, together with the effect of the net foreign exchange loss in the first quarter of 2026 in the amount of $1 million vs. the net foreign exchange gain in the amount of $1 million in the same period of prior year, we recorded a profit for the period, net of tax, of $17 million in the first quarter of 2026 compared with $14 million in the same period of 2025. Adjusted EBITDA in the first quarter of 2026 amounted to $18 million, an increase of $2 million compared with the same period in 2025 driven primarily by the same factors as those affecting the profit.

Cash flows generated from operating activities were positive $4 million in the first quarter of 2026 compared with positive $6 million in the same period in 2025.

1 For more information, see section titled “Presentation of Non-IFRS Financial Measures” on the last two pages of this report, including the reconciliation of the profit for the period, net of tax to the Adjusted EBITDA.

First quarter 2026 operational performance comparison

	Q1 2026	Q1 2025	Change (%)
Bookings ($ million)	83	81	2%
Bookings from in-app purchases	78	76	3%
Bookings from advertising	5	5	1%
Share of advertising	5.8%	5.9%	(0.1)	p.p.
MPU (thousand)	269	284	(5)%
ABPPU ($)	97	90	8%

Bookings increased in the first quarter of 2026 to reach $83 million compared with $81 million in the same period in 2025. The increase was primarily due to an increase in ABPPU of 8% partially offset by a decrease in MPU of 5% in the first quarter of 2026 as compared with the same period of prior year.

The share of advertisement sales as a percentage of total bookings remained relatively stable at 5.8% in the first quarter of 2026 vs. 5.9% in the respective period in 2025.

Split of bookings by platform	Q1 2026	Q1 2025
Mobile	64%	59%
PC	36%	41%

In the first quarter of 2026 we recorded an increase in share of mobile to reach 64% vs. 59% in the same period in 2025 and a corresponding decrease in share of PC which was fell to 36% vs. 41% in the same period in 2025.

Split of bookings by geography	Q1 2026	Q1 2025
US	31%	34%
Asia	18%	20%
Europe	32%	31%
Other	19%	15%

Our split of bookings by geography in the first quarter of 2026 vs. the same period in 2025 saw a decrease in the share of bookings derived from the US and Asia and an increase in bookings derived from Europe and Other.

Note:

Due to rounding, the numbers presented throughout this release may not precisely add up to the totals. The period-over-period percentage changes are based on the actual numbers and may therefore differ from the percentage changes if those were to be calculated based on the rounded numbers.

About GDEV

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated over 550 million installs and $2.5 billion of bookings worldwide. For more information, please visit www.gdev.inc

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer
investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2025 Annual Report on Form 20-F, filed by the Company on March 31, 2026, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Presentation of Non-IFRS Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted EBITDA” (the “Non-IFRS Financial Measure”). The Company defines Adjusted EBITDA as the profit/loss for the period, net of tax as presented in the Company’s financial statements in accordance with IFRS, adjusted to exclude (i) goodwill and investments in equity-accounted associates’ impairment, (ii) loss on disposal of subsidiaries, (iii) income tax expense, (iv) other financial income, finance income and expenses other than foreign exchange gains and losses and bank charges, (v) change in fair value of share warrant obligations and other financial instruments, (vi) share of loss of equity-accounted associates, (vii) depreciation and amortization, (viii) share-based payments expense and (ix) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance. The Company uses this Non-IFRS Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-IFRS Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-IFRS Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the profit for the period, net of tax to the Adjusted EBITDA

US$ million	Q1 2026	Q1 2025
Profit for the period, net of tax	17	14
Adjust for:
Income tax expense	2	1
Adjusted finance income[2]	(0.5)	(1)
Share of loss of equity-accounted associates	(0.5)	—
Change in fair value of share warrant obligations and other financial instruments	(0.1)	0.1
Depreciation and amortization	0.5	2
Share-based payments	—	0.1
Adjusted EBITDA	18	16

2 Adjusted finance income/expenses consist of finance income and expenses other than foreign exchange gains and losses and bank charges, net.